Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Palm Harbor Homes, Inc. for the registration of 39,733 shares of its common stock and to the incorporation by reference therein of our reports dated May 23, 2006, with respect to the consolidated financial statements of Palm Harbor Homes, Inc., Palm Harbor Homes Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Palm Harbor Homes, Inc., included in its Annual Report (Form 10-K) for the year ended March 31, 2006 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas

November 6, 2006